Exhibit 99.1

SEVENTH AMENDING AGREEMENT

THIS AGREEMENT dated as of November 7, 2019.

AMONG:

ENERPLUS CORPORATION, a corporation subsisting under the laws of the Province of Alberta, as borrower (hereinafter referred to as the “Borrower”),

OF THE FIRST PART

and

CANADIAN IMPERIAL BANK OF COMMERCE, a Canadian chartered bank, as administrative agent of the Lenders (hereinafter referred to as the “Agent”),

OF THE SECOND PART

and

EACH PERSON NAMED ON THE SIGNATURE PAGES HEREOF in their capacity as a Lender (collectively, the “Lenders”),

OF THE THIRD PART

WHEREAS the parties hereto entered into the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.                                      INTERPRETATION

1.1          In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this seventh amending agreement, as amended, modified, supplemented or restated from time to time and includes, for certainty, the Confirmation of Guarantee attached hereto;

“Amended Credit Agreement” means the Credit Agreement as amended and supplemented by this Agreement, and as the same may be further amended, modified, supplemented or restated from time to time;

“Credit Agreement” means the amended and restated credit agreement dated as of October 31, 2012 between the Borrower, the Agent and the Lenders, as amended by a first amending agreement dated as of November 8, 2013, a second amending agreement dated as of May 6, 2014, a third amending agreement dated as of November 7, 2014, a fourth amending agreement dated as of November 6, 2015, a fifth amending agreement dated as of November 4, 2016 and a sixth amending agreement dated as of November 8, 2018; and

“Effective Date” means the date on which all of the conditions precedent in Section 5.1 of this Agreement have been satisfied or waived by the Lenders.

1.2          Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3          The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto. Unless expressly indicated otherwise, all references to “Section” or “Sections” are intended to refer to a Section or Sections of the Credit Agreement.

2.                                      AMENDMENTS TO DEFINITIONS

2.1          Effective as of the Effective Date, the Borrower, the Agent and each of the Lenders agree that Section 1.1 of the Credit Agreement is amended as follows:

(a)                                 the definition of “Available Cash” is amended by replacing the reference to “the Equivalent Amount in Canadian Dollars” with “the Equivalent Amount in U.S. Dollars”;

(b)                                 the definition of “Canadian Dollars” or “Canadian $” or “Cdn. $” or “$” is amended by deleting the reference to “or “$””;

(c)                                  the definition “Commitment Amount” is amended by replacing the reference to “, initially, $800,000,000” with “U.S. $600,000,000”;

(d)                                 the definition of “Consolidated EBITDA” is replaced with the following:

““Consolidated EBITDA” means, on a consolidated basis for any period and without duplication, the aggregate of the net income of the Borrower for any such period determined in accordance with GAAP,

(a)                                 plus, to the extent deducted in the determination of such net income, the sum of:

(i)                                     depletion, amortization, accretion and depreciation (excluding any depreciation, depletion or amortization expense attributable to leases which are excluded from the determination of Consolidated Senior Debt and Consolidated Senior Net Debt);

(ii)                                  interest expense (excluding any interest expense attributable to leases which are excluded from the determination of Consolidated Senior Debt and Consolidated Senior Net Debt);

(iii)                               the all-in costs of funds of any accounts receivable securitization program;

(iv)                              all provisions for any taxes;

(v)                                 all non-cash amounts;

(vi)                              any losses resulting from extraordinary or nonrecurring items; and

(vii)                           net losses attributable to minority interests; and

(b)                                 minus, to the extent added in the determination of such net income, the sum of:

(i)                                     all non-cash amounts;

(ii)                                  gains resulting from any extraordinary or nonrecurring items;

(iii)                               all amounts attributable to any Non-Recourse Assets except to the extent distributed to any Enerplus Party free and clear of any claim from the lender of the associated Non-Recourse Debt; and

(iv)                              net income attributable to minority interests.

Consolidated EBITDA will be adjusted for any acquisition or disposition (the net proceeds of which are greater than U.S. $37,500,000 or the Equivalent Amount thereof) made within the applicable period, as if that acquisition or disposition had been made at the beginning of such period, with all such adjustments to be made in a manner consistent with the foregoing and supported by such back-up information as may be reasonably requested by the Lenders.”;

(e)                                  the definition “Consolidated Senior Net Debt” is replaced with the following:

““Consolidated Senior Net Debt” means Consolidated Senior Debt less the amount of Available Cash.”;

(f)                                   the definition “Consolidated Tangible Assets” is amended by replacing the reference to “Cdn.$2,242,070,000” with “U.S. $1,681,552,500”;

(g)                                  the definition “Convertible Debentures” is amended by replacing the reference to “Cdn.$20,000,000 (or the equivalent amount in any other currency)” in paragraph (A) with “U.S. $15,000,000 (or the Equivalent Amount in any other currency)”;

(h)                                 the definition “Shareholders’ Equity” is amended by replacing the reference to “Cdn.$1,098,314,000” with “U.S. $823,735,500 ”;

(i)                                     the definition “Swing Line Loan Limit” is amended by replacing the reference to “Cdn. $80,000,000, or the Equivalent Amount thereof in U.S. Dollars “ with “U.S. $60,000,000, or the Equivalent Amount thereof in Canadian Dollars ”;

(j)                                    the definition of “Maturity Date” is amended by replacing “October 31, 2021” with “October 31, 2023”;

(k)                                 the definition “Threshold Amount” is amended by replacing the reference to “$75,000,000” with “U.S. $60,000,000”; and

(l)                                     the definition of “U.S. Dollars” or “U.S. $” is amended by adding the reference to “or “$” after the reference to “or U.S. $””.

3.                                      OTHER AMENDMENTS TO CREDIT AGREEMENT

3.1          Effective as of the Effective Date, the Borrower, the Agent and each of the Lenders agree that the Credit Agreement is further amended as follows:

(a)                                 Section 1.6 of the Credit Agreement is amended by replacing the reference to “Canadian Dollars” with “U.S. Dollars”;

(b)                                 Section 3.1 of the Credit Agreement is amended by replacing the reference to “in Canadian Dollars or the Equivalent Amount thereof in U.S. Dollars” with “in U.S. Dollars or the Equivalent Amount thereof in Canadian Dollars”;

(c)                                  Section 3.2(b) of the Credit Agreement is amended by replacing the reference to “Cdn. $1,350,000,000” with “U.S. $1,000,000,000”;

(d)                                 Section 3.2(d) of the Credit Agreement is amended by replacing the reference to “Cdn. $20,000,000” with “U.S. $15,000,000”;

(e)                                  Section 3.3(a) of the Credit Agreement is amended by replacing the reference to “three years” with “four years”;

(f)                                   Section 3.9(k) of the Credit Agreement is amended by replacing the references to “$1,000,000” with “U.S. $1,000,000” and “Cdn.$80,000,000” with “U.S. $60,000,000”;

(g)                                  Sections 4.2(g), 6.7, 11.1(i), 21.18(g) and 21.18(g)(i) of the Credit Agreement are amended by replacing each reference to “the Equivalent Amount in Canadian Dollars” with “the Equivalent Amount in U.S. Dollars”;

(h)                                 Section 8.5 of the Credit Agreement is amended by replacing the references to “Canadian Dollars” with “U.S. Dollars” and “Canadian Prime Rate Loans” with “U.S. Base Rate Loans”;

(i)                                     Section 11.1(a)(i) of the Credit Agreement is amended by replacing the reference to “Cdn. $100,000,000” with “U.S. $75,000,000” and by replacing each reference to “the Equivalent Amount in Canadian Dollars” with “the Equivalent Amount in U.S. Dollars”;

(j)                                    Section 11.1(a)(ii) of the Credit Agreement is amended by replacing the reference to “Cdn. $20,000,000” with “U.S. $20,000,000” and by replacing the reference to “the Equivalent Amount in Canadian Dollars” with “the Equivalent Amount in U.S. Dollars”;

(k)                                 Section 14.4(d) of the Credit Agreement is amended by replacing the reference to “Cdn. $5,000,000” with “U.S. $3,750,000”;

(l)                                     the last paragraph of Section 14.4 of the Credit Agreement is amended by replacing the reference to “Cdn. $1,000,000,000 or the equivalent in U.S. Dollars” with “U.S. $1,000,000,000 or the Equivalent Amount in Canadian Dollars”;

(m)                             Section 20.2 of the Credit Agreement is amended by replacing the each reference to “$5,000,000” with “U.S. $5,000,000” and the reference to “$3,500” with “U.S. $3,500”;

(n)                                 Sections 22.9(a)(i) and (ii) are amended by replacing each reference to “Canadian Prime Rate” with “Canadian Prime Rate or U.S. Base Rate, as applicable for the currency in which such amount is payable, in each case,”;

(o)                                 Schedule A to the Credit Agreement is deleted and replaced with Exhibit A hereto; and

(p)                                 Schedule D of the Credit Agreement is amended by replacing each reference to “Cdn. $[•]” with “U.S. $[•]” in Section 2 and by replacing the reference to “Canadian Dollars” with “U.S. Dollars” in Section 4.

4.                                      REPRESENTATIONS AND WARRANTIES

4.1                               The Borrower hereby represents and warrants that as of the Effective Date:

(a)                                 no Default or Event of Default has occurred and is continuing; and

(b)                                 the representations and warranties contained in Article 13 of the Amended Credit Agreement (other than those made specifically as of the Amendment Date and with this Agreement being a Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement) are true and correct.

4.2          The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Advance, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or the Lenders’ counsel. Such representations and warranties shall survive until the Amended Credit Agreement has been terminated.

5.                                      CONDITIONS PRECEDENT TO EFFECTIVENESS

5.1          This Agreement shall be effective on the date each of the following conditions precedent are satisfied (or waived by the Lenders hereunder):

(a)                                 the Borrower shall deliver or cause to be delivered to the Agent an executed copy of this Agreement for each Lender; and

(b)                                 the Agent shall have received for payment to each Lender, a fee equal to [REDACTED — COMMERCIALLY SENSITIVE INFORMATION] Basis Points on the amount of each Lender’s Individual Commitment Amount.

5.2          The conditions precedent set out in Section 5.1 above are inserted for the sole benefit of the Lenders and may be waived only by unanimous consent of the Lenders.

6.                                      CONFIRMATION OF CREDIT AGREEMENT AND OTHER DOCUMENTS

The Credit Agreement and the other Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect. The Credit Agreement as amended hereby is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect. This Agreement shall, for all purposes, be considered to be a Document.

7.                                      FURTHER ASSURANCES

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

8.                                      COUNTERPARTS

This Agreement may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

9.                                      GOVERNING LAW

The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

[Signature pages follow]

ENERPLUS CORPORATION

Per:	(signed) “Jodi Jenson Labrie”
Name:	Jodi Jenson Labrie
Title:	Senior Vice President and Chief Financial Officer

Per:	(signed) “Shaina Morihira”
Name:	Shaina Morihira
Title:	Vice President, Finance

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

CANADIAN IMPERIAL BANK OF
COMMERCE, as Agent, Swing Line Lender, Fronting Lender and Lender

Per:	(signed) “Joelle Chatwin”
Name:	Joelle Chatwin
Title:	Managing Director

Per:	(signed) “Adam Fellows”
Name:	Adam Fellows
Title:	Director

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

ROYAL BANK OF CANADA

Per:	(signed) “Mike Gaudet”
Name:	Mike Gaudet
Title:	Authorized Signatory

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

BANK OF MONTREAL

Per:	(signed) “Ebba Jantz”
Name:	Ebba Jantz
Title:	Managing Director

Per:	(signed) “Kyle Duperron”
Name:	Kyle Duperron
Title:	Analyst

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

THE BANK OF NOVA SCOTIA

Per:	(signed) “Scarlett Crockatt”
Name:	Scarlett Crockatt
Title:	Director

Per:	(signed) “Blair Graves”
Name:	Blair Graves
Title:	Associate Director

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

THE TORONTO-DOMINION BANK

Per:	(signed) “Anil Nayak”
Name:	Anil Nayak
Title:	Director

Per:	(signed) “Richard Coombs”
Name:	Richard Coombs
Title:	Director

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

NATIONAL BANK OF CANADA

Per:	(signed) “Chuck Warnica”
Name:	Chuck Warnica
Title:	Authorized Signatory

Per:	(signed) “Mark Williamson”
Name:	Mark Williamson
Title:	Authorized Signatory

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

CITIBANK, N.A., CANADIAN BRANCH

Per:	(signed) “Brian Delaney”
Name:	Brian Delaney
Title:	Authorized Signatory

Per:
Name:
Title:

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

WELLS FARGO BANK, N.A., CANADIAN BRANCH

Per:	(signed) “Dan Lindquist”
Name:	Dan Lindquist
Title:	Managing Director

Per:
Name:
Title:

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC

Per:	(signed) “Oliver Sumugod”
Name:	Oliver Sumugod
Title:	Director

Per:	(signed) “Matt van Remmen”
Name:	Matt van Remmen
Title:	Managing Director

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

ATB FINANCIAL

Per:	(signed) “Matthew Littlejohn”
Name:	Matthew Littlejohn
Title:	Director

Per:	(signed) “Shruthi Belle”
Name:	Shruthi Belle
Title:	Portfolio Manager, Energy

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

CONFIRMATION OF GUARANTEE

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged), the undersigned hereby: (a) consents to the terms of this Agreement and (b) confirms and agrees that its Guarantee made as of October 31, 2012 is and shall remain in full force and effect in all respects and, without limiting the generality of the foregoing, shall continue to exist and apply to all of the Obligations (as defined in such Guarantee), including, without limitation, the Obligations (as defined in such Guarantee) of the Borrower under, pursuant to or relating to the Amended Credit Agreement.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Amended Credit Agreement.

ENERPLUS RESOURCES U.S. INC.		ENERPLUS RESOURCES (USA) CORPORATION

Per:	(signed) “Jodi Jenson Labrie”	Per:	(signed) “Jodi Jenson Labrie”
Name:	Jodi Jenson Labrie	Name:	Jodi Jenson Labrie
Title:	Senior Vice President and Chief Financial Officer	Title:	Senior Vice President and Chief Financial Officer

Per:	(signed) “Shaina Morihira ”	Per:	(signed) “Shaina Morihira ”
Name:	Shaina Morihira	Name:	Shaina Morihira
Title:	Vice President, Finance	Title:	Vice President, Finance

3104613 NOVA SCOTIA LIMITED

Per:	(signed) “Jodi Jenson Labrie”
Name:	Jodi Jenson Labrie
Title:	Senior Vice President and Chief Financial Officer

Per:	(signed) “Shaina Morihira ”
Name:	Shaina Morihira
Title:	Vice President, Finance

[Signature Page to Seventh Amending Agreement - Enerplus Corporation]

Exhibit A to the Seventh Amending Agreement dated as of November 7, 2019 to the Enerplus Corporation Amended and Restated Credit Agreement dated October 31, 2012

LIST OF LENDERS AND COMMITMENTS

		INDIVIDUAL COMMITMENT
LENDER	ADDRESS FOR NOTICES	AMOUNTS (U.S.$)
Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 — 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Managing Director Facsimile: (403) 221-5779	$95,000,000

Royal Bank of Canada	3900, 888 — 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Senior Manager Facsimile: (403) 292-3234	$75,000,000

Bank of Montreal	900, 525 — 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Manager Facsimile: (403) 515-3650	$75,000,000

The Bank of Nova Scotia	1700, 225 — 6th Avenue S.W. Calgary, Alberta T2P 1N2 Attention: Managing Director Facsimile: (403) 221-6497	$67,500,000

The Toronto-Dominion Bank	Suite 3600, 421 — 7th Avenue S.W. Calgary, Alberta T2P 4K9 Attention: Vice President and Director Facsimile: (403) 292-2772	$67,500,000

National Bank of Canada	1800, 311 — 6th Avenue S.W. Calgary, Alberta T2P 3H2 Attention: Director, Energy Group Facsimile: (403) 298-3078	$67,500,000

Citibank, N.A., Canadian Branch	4000, 525 - 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Assistant Vice President Facsimile: (403) 398-1692	$52,500,000

Wells Fargo Bank N.A., Canadian Branch	2711, 308 — 4th Avenue SW Calgary, Alberta T2P 0H7 Attention: Portfolio Manager Facsimile: (403) 776-8700	$35,000,000

		INDIVIDUAL COMMITMENT
LENDER	ADDRESS FOR NOTICES	AMOUNTS (U.S.$)
Caisse centrale Desjardins	1170, Rue Peel, Bureau 600 Montréal, Quebec H3B 0B1 Attention: Senior Manager/Vice- President Facsimile.: (403) 532-6641	$35,000,000

Alberta Treasury Branches	600, 585 — 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Manager, Energy and Commercial Banking Facsimile: (403) 974-5776	$30,000,000

COMMITMENT AMOUNT:		$600,000,000

FRONTING LENDERS AND INDIVIDUAL FRONTED LC COMMITMENTS

		INDIVIDUAL COMMITMENT
LENDER	ADDRESS FOR NOTICES	AMOUNTS (U.S.$)
Canadian Imperial Bank of Commerce	9th Floor, Bankers Hall East 855 — 2nd Street S.W. Calgary, Alberta T2P 2P2 Attention: Executive Director Facsimile: (403) 221-5779	$75,000,000

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